UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42456

INLIF LIMITED

No. 88, Hongsi Road
Yangxi New Area, Honglai Town
Nan’an City, Quanzhou
The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Effectiveness of Share Capital Reorganization and Eighth (8th) Amended and Restated Memorandum and Articles of Association

As previously disclosed, at the extraordinary general meeting of INLIF Limited (the “Company”) dated September 15, 2026 (the “Meeting”), shareholders of the Company approved and adopted, among others, (i) a special resolution, subject to and immediately following the share capital increase being effected and further subject to compliance with all further applicable requirements under sections 14, 14A and 14B of the Companies Act (Revised) of the Cayman Islands, the par value of each authorized ordinary share of the Company from US$0.32 to US$0.0001 through certain specific steps described in further detail in the notice of the Meeting (the “Share Capital Reorganization”); and (ii) a special resolution, subject to and immediately following the Share Capital Reorganization being effected, that the Company adopt an amended and restated memorandum and articles of association in substitution for, and to the entire exclusion of, the Company’s then existing memorandum and articles of association, to reflect the Share Capital Reorganization.

The Company has completed the Share Capital Reorganization following the Cayman Registrar’s registration of the relevant meeting minutes in accordance with the Companies Act (Revised) of the Cayman Islands. A copy of the eighth (8th) amended and restated memorandum and articles of Association, adopted in connection with the Share Capital Reorganization, is attached hereto as Exhibit 3.1.

Incorporation By Reference

This report, including the exhibits included hereto, shall be deemed to be incorporated by reference into: (i) the Company’s shelf registration statement on Form F-3 (File No. 333-292580) (the “Registration Statement”), which Registration Statement was declared effective by the SEC on January 12, 2026, and (ii) the Company’s registration statement on Form S-8 (File No. 333-289640), which was filed with the SEC on August 15, 2025, and into each prospectus or prospectus supplement outstanding under the Registration Statement, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Eighth Amended and Restated Memorandum and Articles of Association

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 28, 2026

INLIF LIMITED

By:	/s/ Rongjun Xu
Name:	Rongjun Xu
Title:	Chief Executive Officer

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